UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2015

Towers Watson & Co.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34594	27-0676603
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

901 N. Glebe Road Arlington, VA		22203
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (703) 258-8000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Amendment to Merger Agreement

On November 19, 2015, Towers Watson & Co., a Delaware corporation (“Towers Watson”), entered into an amendment (the “Merger Agreement Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement” and the merger contemplated thereby, the “Merger”) dated as of June 29, 2015, by and among Willis Group Holdings plc, an Irish public limited company (“Willis”), Citadel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Willis (“Merger Sub”) and Towers Watson.

The Merger Agreement Amendment increases the pre-Merger special dividend payable to holders of Towers Watson Common Stock prior to the closing date from $4.87 per share of Towers Watson Common Stock to $10.00 per share of Towers Watson Common Stock. This dividend will be paid to Towers Watson stockholders of record three business days prior to the closing of the transaction.

The Merger Agreement Amendment provides that Towers Watson and Willis shall adjourn or postpone to a date to be agreed by Towers Watson and Willis, but in no event later than December 16, 2015, their respective special /extraordinary meetings originally scheduled for November 18, 2015 and adjourned to November 20, 2015. Each of Towers Watson and Willis also agreed to further adjourn their respective meetings for an additional 30 days if necessary to obtain stockholder approval of the Merger-related proposals upon the request of the other party.

The Merger Agreement Amendment also provides that if the Merger Agreement is terminated (i) by Towers Watson or Willis because Towers Watson’s stockholders fail to adopt the Merger Agreement or Willis’s shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger or (ii) by Willis due to a breach by Towers Watson which would result in the conditions to the consummation of the Merger not being satisfied, Towers Watson will pay $60 million to Willis for Willis’ out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts and other representatives). The Merger Agreement Amendment also eliminates Willis’ obligation to reimburse Towers Watson’s expenses up to $45 million if the Merger Agreement is terminated by Willis or Towers Watson because the Willis shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger.

Other than as expressly modified by the Merger Agreement Amendment, the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report filed with the Securities and Exchange Commission on June 30, 2015 (the “June 8-K”), remains in full force and effect.

Amendment to Voting Agreement

On November 19, 2015, Towers Watson entered into an amendment (the “Voting Agreement Amendment”) to that certain Voting Agreement (the “Voting Agreement”) dated as of June 29, 2015, by and between Towers Watson and ValueAct Capital Master Fund, L.P., VA Partners I, LLC, ValueAct Capital Management, L.P, ValueAct Capital Management, LLC, ValueAct Holdings, L.P. and ValueAct Holdings GP, LLC. The Voting Agreement Amendment provides that the term “Merger Agreement” as used in the Voting Agreement includes the Merger Agreement Amendment

Other than as expressly modified pursuant to the Voting Agreement Amendment, the Voting Agreement, which was filed as Exhibit 10.1 to the June 8-K, remains in full force and effect.

The foregoing descriptions of the Merger Agreement Amendment and the Voting Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement Amendment and the Voting Agreement Amendment (together, the “Amendments”), copies of which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and the terms of which are incorporated herein by reference. The representations and warranties contained in the Amendments were made only for the purposes of the Amendments as of specific dates, are solely for the benefit of the parties, and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to investors or stockholders, among other limitations. The representations and warranties were made for the purposes of allocating contractual risk between the parties to the Amendments and should not be relied upon as a disclosure of factual information relating to Towers Watson or Willis. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amendments, which subsequent information may or may not be fully reflected in public disclosures.

Item 7.01	Regulation FD Disclosure.

On November 19, 2015, Towers Watson issued a press release announcing the entry into the Merger Agreement Amendment. A copy of this press release is furnished and attached as Exhibit 99.1 hereto and is incorporated herein by reference. The information furnished in this Item 7.01 is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this Report.

Exhibit Number	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 19, 2015, by and among Willis Group Holdings plc, Citadel Merger Sub, Inc. and Towers Watson & Co.

10.1	Amendment No. 1 to Voting Agreement, dated as of November 19, 2015, by and among Towers Watson & Co., ValueAct Capital Master Fund, L.P., VA Partners I, LLC, ValueAct Capital Management, L.P, ValueAct Capital Management, LLC, ValueAct Holdings, L.P. and ValueAct Holdings GP, LLC.

99.1	Press Release, dated November 19, 2015.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOWERS WATSON & CO. (Registrant)

Dated: November 19, 2015	By:	/s/ Neil D. Falis
	Name:	Neil D. Falis
	Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 19, 2015, by and among Willis Group Holdings plc, Citadel Merger Sub, Inc. and Towers Watson & Co.

10.1	Amendment No. 1 to Voting Agreement, dated as of November 19, 2015, by and among Towers Watson & Co., ValueAct Capital Master Fund, L.P., VA Partners I, LLC, ValueAct Capital Management, L.P, ValueAct Capital Management, LLC, ValueAct Holdings, L.P. and ValueAct Holdings GP, LLC.

99.1	Press Release, dated November 19, 2015.